**Thai Farmers Bank**
*Public Company Limited*

Tida Samalapa
Executive Vice President

RECD S.E.C.
DEC 2 3 2002
1083

12g3-2(b) File No.82-4922

Ref No. CN. 458/2002

December 20, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

02060795

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

## Summary Statement of Liabilities and Assets [1/]

as at November 30, 2002

ธนาคารกสิกรไทย
THAI FARMERS BANK

| Assets | Baht | Liabilities | Baht |
|---|---|---|---|
| Cash | 10,896,256,640.85 | Deposits | 863,245,666,847.06 |
| Interbank and money market items, net | 93,420,178,539.39 | Interbank and money market items | 5,898,317,872.44 |
| Securities purchased under resale agreements | 26,300,000,000.00 | Liabilities payable on demand | 2,477,913,636.30 |
| Investments, net (with obligations Baht 532,089,730.15) | 150,747,724,451.71 | Securities sold under repurchase agreements | 500,000,000.00 |
| Credit advances (net of allowance for doubtful accounts) | 487,006,461,884.82 | Borrowings | 48,588,406,699.63 |
| Accrued interest receivables | 1,842,771,760.08 | Bank's liabilities under acceptances | 598,498,842.62 |
| Properties foreclosed, net | 11,128,807,178.05 | Other liabilities | 20,547,227,725.45 |
| Customers' liabilities under acceptances | 598,439,842.62 | Total liabilities | 731,950,987,723.50 |
| Premises and equipment, net | 21,854,834,500.39 | | |
| Other assets | 5,883,682,211.58 | **Shareholders' equity** | |
| | | Paid-up share capital | |
| | | (registered share capital Baht 26,900,940,900.00) | 23,530,947,170.00 |
| | | Reserves and net profit after appropriation | 2,228,488,491.81 |
| | | Other reserves and profit and loss account | 9,070,217,593.62 |
| | | Total shareholders' equity | 34,829,653,255.43 |
| Total Assets | 766,786,640,978.93 | Total Liabilities and Shareholders' Equity | 766,786,640,978.93 |
| Customers' liabilities under unmatured bills | 2,951,627,512.86 | Bank's liabilities under unmatured bills | 2,951,627,512.86 |
| Total | 769,738,268,491.79 | Total | 769,738,268,491.79 |

| | Baht |
|---|---|
| Non-Performing Loans (12.80% of total loans before allowance for doubtful accounts) | 59,595,029,024.84 |
| Loans to related parties | 4,961,012,995.08 |
| Loans to related asset management companies | 30,250,000,000.00 |
| Loans to related parties due to debt restructuring | 4,475,078,421.86 |
| Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand | 19,967,145,600.00 |
| Legal capital fund | 72,669,402,022.20 |
| Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section | - |
| International Banking Facility's assets and liabilities | |
| Total assets | 4,582,318,724.15 |
| Total liabilities | 667,758,438.20 |
| Significant contingent liabilities | |
| Avals to bills and guarantees of loans | 6,593,546,077.98 |
| Letters of credit | 6,637,469,498.11 |

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant